EXHIBIT 16

Contact:
Adam C. Derbyshire	Mike Freeman	Mark Vincent	Bruce H. Goldfarb
Vice President and	Director, Investor	Euro RSCG Life	Georgeson Shareholder
Chief Financial Officer	Relations and Corporate	NRP	Communications, Inc.
919-862-1000	919-862-1000	212-845-4239	800-818-7537

SALIX PHARMACEUTICALS BOARD UNANIMOUSLY

RECOMMENDS REJECTION OF AXCAN’S REVISED OFFER

Raleigh, NC, May 27, 2003 – Salix Pharmaceuticals, Ltd. (Nasdaq: SLXP), a developer and marketer of prescription pharmaceutical products for the treatment of gastrointestinal diseases, today announced that after careful consideration, including its consultations with independent financial, legal and medical advisors, its Board of Directors has unanimously determined that Axcan Pharma Inc.’s May 20, 2003 revised tender offer for all outstanding shares of Salix common stock at $10.50 per share remains grossly inadequate and not in the best interests of Salix’s stockholders. The basis for the Board’s decision is set forth in a letter to stockholders and Salix’s Amendment No. 4 to Schedule 14D-9 filed May 23, 2003 with the Securities and Exchange Commission.

The factors relied upon by the Salix Board in making its recommendation include the following:

•	the Salix Board believes that Salix is poised for significant growth and profitability, and can better enhance stockholder value by continuing to execute its business plan, which is expected to make Salix become profitable in the second half of 2004 based upon COLAZAL® sales alone;
•	the Axcan tender offer does not adequately reflect the true value of Salix’s currently marketed product or its two products under development, which are
•	balsalazide disodium, which Salix markets in the United States under the tradename COLAZAL as a treatment for ulcerative colitis, an oral formulation of the active therapeutic agent 5-ASA that delivers 99% of the drug to the colon and which is the fastest growing drug of its kind in the marketplace based upon 2002 prescriptions,
•	Rifaximin, a broad-spectrum, gastrointestinal-specific, oral antibiotic that received an approvable letter from the FDA in October 2002 and that Salix believes will be more successful that COLAZAL in terms of revenue, and
•	a patented, granulated formulation of mesalamine licensed from Dr. Falk Pharma GmbH in July 2002, which has patent protection until 2018 and a prolonged release mechanism that should allow Salix to expand its treatment options for ulcerative colitis;

•	the Axcan tender offer does not adequately reflect Salix’s proven ability to in-license, complete any required development, and launch and sell drugs through its gastroenterology-focused specialty sales force;
•	the Axcan tender offer represents an opportunistic attempt by Axcan to acquire Salix when Salix’s stock is artificially and temporarily depressed, including negative effects of general market conditions and a downturn in the specialty pharmaceutical sector;
•	the Axcan tender offer does not adequately reflect the commercial potential of Salix’s products or Salix’s reputation for integrity and quality in the medical community, based in part on discussions with leading medical authorities in the fields of gastroenterology, hepatology and infectious disease who are familiar with Salix and its products; and
•	the oral opinion of Salix’s independent financial advisor, Wachovia Securities, that as of May 23, 2003, Axcan’s revised offer was inadequate to the Salix stockholders from a financial point of view.

Wachovia Securities, Inc. is acting as financial advisor and the law firms of Wyrick Robbins Yates & Ponton LLP and Morris Nichols Arsht & Tunnell are acting as legal advisors to Salix in this matter.

Salix Pharmaceuticals, Ltd., headquartered in Raleigh, North Carolina, develops and markets prescription pharmaceutical products for the treatment of gastrointestinal diseases. Salix’s strategy is to in-license late-stage or marketed proprietary therapeutic drugs, complete any required development and regulatory submission of these products, and market them through the Company’s 84-member gastroenterology specialty sales and marketing team. Salix’s first marketed product is COLAZAL®, an anti-inflammatory drug approved for the treatment of mildly to moderately active ulcerative colitis. Rifaximin is currently in development for the potential treatment of infections of the gastrointestinal tract. The Company submitted an NDA for Rifaximin for the treatment of travelers’ diarrhea to the FDA on December 26, 2001. The Company received an approvable letter from the FDA on October 25, 2002 and is currently working with the FDA to complete the approval process. Salix trades on the Nasdaq National Market under the ticker symbol “SLXP.”

For more information please contact the Company at 919-862-1000 or visit our web site at www.salix.com. Information on our web site is not incorporated in our SEC filings.

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Please Note: This press release contains forward-looking statements regarding future events. These statements are just predictions and are subject to risks and uncertainties that could cause the actual events or results to differ materially. These risks and uncertainties include risks of regulatory review and clinical trials, market acceptance for approved products, management of rapid growth, intellectual property risks, and the need to acquire additional products. The reader is referred to the documents that the Company files from time to time with the Securities and Exchange Commission.